March 25, 2011

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Apollo Global Management, LLC
Filed on Form S-1
Registration No. 333-150141

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between March 21, 2011 and the date hereof 18,506 copies of the Preliminary Prospectus dated March 21, 2011 were distributed as follows: 15,186 to 10 prospective underwriters; 2,307 to approximately 1,500 institutional investors; 1,013 to 1,013 individuals; and 85 to 2 rating agencies.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 pm on March 29, 2011 or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

As Representative of the

Prospective Underwriters

By:	/s/ Richard A. Sesny
Name: Richard A. Sesny
Title: Vice President

[Signature Page to the Underwriters’ Acceleration Request]